Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. (“Choice”) is using or making available the following communications through the website www.CreateValueWithChoice.com (the “microsite”), a website maintained by Choice providing information relating to the proposal Choice has made to acquire Wyndham Hotels & Resorts, Inc.:

Exhibit 1:	Updated “Support for the Combination” page of the microsite.

Exhibit 1.1:	Media article titled “Why the Hotel Industry Would Benefit From More Consolidation,” dated February 20, 2024, linked in the Support for the Combination page of the microsite.